

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
P.E. 12-8-06



DIVISION OF
CORPORATION FINANCE

07043051

January 16, 2007

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/16/2007

Re: General Electric Company
Incoming letter received December 8, 2006

Dear Mr. Mueller:

This is in response to your letter dated December 8, 2006 concerning the shareholder proposal submitted to GE by Ronald J. Blank. Our response is attached to the enclosed photocopies of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

JAN 24 2007

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Ronald J. Blank
P. O. Box 60396
Florence, MA 01062-0396

40545

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December 8, 2006

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Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner Proposals of Ronald Blank*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company ("GE"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareowners Meeting (collectively, the "2007 Proxy Materials") three shareowner proposals (the "Proposals") received from Ronald Blank (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to these Proposals, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of GE pursuant to Rule 14a-8(k).

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposals may be excluded from the 2007 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1), because the Proponent did not provide in a timely manner the requisite proof of continuous stock ownership in response to GE's request for that information;
- Rule 14a-8(c) and Rule 14a-8(f)(1), because the Proponent has submitted more than one proposal to GE for consideration at the 2007 Annual Shareowners Meeting; and
- Rule 14a-8(i)(7), because the Proposals concern matters relating to GE's ordinary business operations.

BACKGROUND

The Proponent initially submitted two proposals (the "Initial Proposals") to GE by facsimile. GE received both on November 1, 2006. *See* Exhibit A. The Proponent did not include with the Initial Proposals evidence demonstrating satisfaction of Rule 14a-8(b). Furthermore, the Proponent does not appear on the records of GE's stock transfer agent as a stockholder of record. Accordingly, in an email dated November 14, 2006, which was sent within 14 calendar days of GE's receipt of the Initial Proposals, GE informed the Proponent of the requirements of Rule 14a-8 and how he could cure numerous procedural deficiencies, including (1) that a shareowner must provide sufficient ownership proof under Rule 14a-8(b), and (2) that a shareowner may submit no more than one proposal to a company for a particular shareowners meeting, as set forth in Rule 14a-8(c) (the "Notice of Deficiencies"). *See* Exhibit B. In addition, GE attached to its notice of deficiency a copy of Rule 14a-8. The Proponent confirmed receipt of GE's notice of deficiency in an email dated November 14, 2006. *See* Exhibit C. On November 28, 2006, the Proponent submitted a third proposal to GE (the "Revised Proposal"), again omitting sufficient proof of share ownership. *See* Exhibit D. On December 1, 2006, the Proponent provided GE with documentation regarding his ownership of GE shares. *See* Exhibit E.

ANALYSIS

I. The Proposals May Be Excluded Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Provide in a Timely Manner the Requisite Eligibility to Submit the Proposals.

GE believes that it may exclude the Proposals under Rule 14a-8(f)(1) because the Proponent did not substantiate in a timely manner his eligibility to submit the Proposals under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner] submit[s] the proposal."

As described above, GE received the Initial Proposals on November 1, 2006. The Proponent did not include with the Initial Proposals evidence demonstrating satisfaction of the ownership requirements set forth in Rule 14a-8(b). *See* Exhibit A. Furthermore, the Proponent does not appear on the records of GE's stock transfer agent as a shareowner of record. GE subsequently transmitted to the Proponent by email on November 14, 2006 (within 14 days of receiving the Initial Proposals) the Notice of Deficiencies. The Proponent confirmed receipt of the Notice of Deficiencies on November 14, 2006 by reply email. *See* Exhibit C. On December 1, 2006, the Proponent transmitted to GE by facsimile his proof of ownership of GE shares, but such notice was transmitted 17 days after November 14, 2006 (the date that the Proponent confirmed receiving GE's Notice of Deficiencies). *See* Exhibit E.

Rule 14a-8(f) provides that a company may exclude a shareowner proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. GE satisfied its obligation under Rule 14a-8 in the Notice of Deficiencies to the Proponent, which clearly stated:

- the ownership requirements of Rule 14a-8(b);
- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 days from the date the Proponent received the Notice of Deficiencies; and
- that a copy of the shareowner proposal rules set forth in Rule 14a-8 was enclosed.

The Staff has consistently concurred with a company's omission of shareowner proposals based on a proponent's failure to timely provide satisfactory evidence of his eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). For example, in *Nationwide Financial Services, Inc.* (avail. Feb. 21, 2006), the Staff agreed that the company could exclude a proposal under Rule 14a-8(f) where the proponent submitted documentary support regarding the proponent's ownership three days after the fourteen day deadline expired.[1] As in *Nationwide Financial*, here the Proponent failed to postmark or transmit electronically no later than 14 days from November 14, 2006 (the date the Proponent acknowledged receiving the Notice of Deficiencies) sufficient evidence that he continuously owned the minimum amount of GE stock as of the date the Initial Proposals were submitted. Accordingly, we believe that GE may exclude the Proposals under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposals May Be Excluded Under Rule 14a-8(c) and Rule 14a-8(f) Because They Constitute Multiple Proposals.

Rule 14a-8(c) states "Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." As discussed below, (a) the Initial Proposals constitute multiple proposals in violation of 14a-8(c), and were never remedied even after GE provided the Proponent with the Notice of Deficiencies requesting that such procedural deficiencies be corrected; (b) the Proponent, without correcting the Initial Proposals, submitted his Revised Proposal, which effectively represents a third distinct proposal submitted by him, and; (c) the Revised Proposal in and of itself constitutes multiple proposals in violation of Rule 14a-8(c) because it concerns multiple concepts. For these reasons, GE believes that it may exclude the Proposals under Rule 14a-8(f) because the Proponent submitted three shareowner proposals, which is not permitted by Rule 14a-8(c).

As previously described, GE received the Initial Proposals on November 1, 2006. The Initial Proposals are different in both language and substance:

- One of the Initial Proposals (the "First Initial Proposal") suggests "all corporate legal, moral and ethical standards that apply to [GE officers and directors] be applied to any paid or unpaid regular contracted on-air members of NBC, CNBC, MSNBC and other similar divisions of NBC/GE," calls for the "immediate termination of . . . those

---

[1] *See also General Motors Corp.* (avail. Mar. 21, 2006) (proposal excludable where company received the proponent's response six days after the fourteen day period expired); *The Mills Corp.* (avail. Mar. 15, 2005) (proposal excludable where company received the proponent's response 11 days after the fourteen day period expired); *Nabors Industries Ltd.* (avail. Mar. 8, 2005) (proposal excludable where company received documentary support regarding the proponent's ownership eight days after the fourteen day deadline expired); *Time Warner Inc.* (avail. Jan. 21, 2005) (proposal excludable where company received documentary support regarding the proponent's ownership one day after the fourteen day deadline expired); *Sempra Energy* (avail. Dec. 29, 2004) (proposal excludable where company had not received documentary support regarding the proponent's ownership within two days after the fourteen day deadline expired).

employees . . . who are consistently Rude, Belligerent, Closed Minded, Hostile, Bigoted, Misanthropic and lack the moral and ethical integrity required by [GE's] written standards," and either the sale of "an entire [GE] division" based on "inappropriate professional behavior" or changes to "the format of this division . . . to meet" such standards.

- The other Initial Proposal (the "Second Initial Proposal") asks " no on air television cable or radio employee demonstrate his/her continuous bias or engage in consistent overt or covert political electioneering", oversight by the President of NBC of "professional neutrality and journalistic integrity," and termination of "employees unable or unwilling to abide by these professional standards."

Thus, the Initial Proposals do not relate to a single concept as the First Initial Proposal focuses on applying "corporate legal, moral and ethical standards" applicable to GE officers and directors to certain individuals who appear "on-air," while the Second Initial Proposal concerns ending "bias [and] consistent overt or covert political electioneering." *See, e.g., IGEN Int'l, Inc.* (avail. July 3, 2000) (permitting the exclusion of a proposal that, among other things, would require the size of the issuer's board of directors to be increased to eight members, require monthly board meetings, and permit any stockholder owning five percent or more the company's outstanding stock to call a stockholder's meeting); *Fotoball, Inc.* (avail. May 6, 1997) (permitting exclusion of proposals relating to a minimum share ownership of directors, form of director compensation, and business relationships between the issuer and its non-employee directors). Moreover, the Proponent distinguished the Initial Proposals, labeling the First Initial Proposal "Share Owner Proposal" and the Second Initial Proposal "Shareholder Proposal #2."

Rule 14a-8(f) provides that a company may exclude a shareowner proposal if the proponent fails to meet one of the eligibility or procedural requirements in Rule 14a-8, provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. GE transmitted to the Proponent by email on November 14, 2006 (within 14 days of receiving the Initial Proposals) the Notice of Deficiencies. The Proponent confirmed receipt of the Notice of Deficiencies on November 14, 2006 by reply email. *See* Exhibit C. GE satisfied its obligation under Rule 14a-8(f) through the Notice of Deficiencies, which clearly stated:

- the requirements of Rule 14a-8(c);
- the ability of the Proponent to remedy the problem by indicating to GE which of the Initial Proposals he would like to submit and which he would like to withdraw;
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 days from the date the Proponent received the Notice of Deficiencies; and
- that a copy of the shareowner proposal rules set forth in Rule 14a-8 was enclosed.

On November 28, 2006, the Proponent submitted the Revised Proposal instead of withdrawing one of the Initial Proposals. The Revised Proposal merely combines the Initial Proposals. It asks that all "corporate legal, moral and ethical standards . . . be applied to . . . on-air members of [GE owned media]" and that no-on air employee "demonstrate his/her continuous bias . . . ." It also adds language regarding GE's responsibilities "to the public and its shareholder not to use public airways and media to attempt to influence the governance and political process of the country . . . ." The Proponent's submission of the Revised Proposal as a purported alternate proposal did not correct the multiple proposal deficiency with respect to the Initial Proposals. In this regard, the two separate concepts expressed in the First Initial Proposal and the Second Initial Proposal are both present in the Revised Proposal. *See, e.g., Torotel, Inc.* (avail. Nov. 1, 2006) (finding that there was a basis for exclusion under 14a-8(c) because the act of merely consolidating proposals was not sufficient to remedy the multiple proposal defect). Moreover, Staff Legal Bulletin No. 14 states, "If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under Rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Because the Revised Proposal is actually a different proposal from each of the Initial Proposals, it constitutes a third proposal submitted by the Proponent. For these reasons, GE believes it may properly exclude all three of the Proposals in accordance with Rule 14a-8(f) because the Proponent has not complied with Rule 14a-8(c).

Staff Legal Bulletin No. 14 also indicates "if the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under Rule 14a-8(e), which imposes a deadline for submitting shareholder proposals." As mentioned above, the Revised Proposal was submitted on November 28, 2006. GE's deadline for shareowner proposal submissions was November 3, 2006. The Proponent therefore failed to meet the submission deadline and the Revised Proposal is additionally excludable under Rule 14a-8(e).

III. The Proposals May Be Excluded Under Rule 14a-8(i)(7) Because They Relate to GE's Ordinary Business Operations.

GE may exclude the Proposals pursuant to Rule 14a-8(i)(7) because they deal with matters relating to GE's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Such micromanagement may occur where a proposal "seeks to impose specific . . . methods for implementing complex policies." *Id.*

A. The Proposals Concern the Nature, Content and Presentation of Broadcast and Cable Television Programming and Thus Are Excludable Under Rule 14a-8(i)(7).

The nature, content and presentation of broadcast and cable television programming and similar media operations implicate exactly the type of day-to-day management decisions that are excluded from the shareowner proposal process under Rule 14a-8(i)(7). The Proposals seek shareowner action on matters relating to the conduct of ordinary business operations of GE subsidiary NBC (the First Initial Proposal and the Revised Proposal additionally apply to GE subsidiaries CNBC, MSNBC and "other similar divisions of NBC/GE" (collectively with NBC, "NBC News ")).

The primary purpose of NBC News is the delivery of news and information to its viewers. In fulfilling this mission, it is the daily function of NBC News to gather and disseminate news and information. In so doing, the management of NBC News must make decisions as to what constitutes news, which news should be broadcast, the content of the news, how that news should be researched, reported and presented, as well as which professionals should be assigned to develop, analyze and present the news.

The Staff has consistently agreed that the nature, content and presentation of media programming relate to ordinary business. *See, e.g., Walt Disney Co.* (avail. Nov. 22, 2006) (concurring that a proposal for Disney to report on steps undertaken to avoid stereotyping in its products relates to the nature, presentation and content of programming); *General Electric Co.* (avail. Feb. 1, 1999) (concurring with the exclusion of a proposal requesting that GE's board prohibit all unbiblical programming by NBC and reprimand a particular employee on the basis that it related to the content of programming). The Staff also has recognized that editorial decisions regarding what programs to produce, air or distribute are routine matters in the ordinary course of a media company's business and part of the day-to-day operations of a media and news organization. *See, e.g., AT&T Corp.* (avail. Feb. 21, 2001) (concurring with exclusion under the "ordinary business" standards of a proposal requesting a review of the company's policies for involvement in the pornography industry and an assessment of the potential financial, legal, and public relations liabilities (i.e., the nature, presentation and content of cable television programming)); *CBS, Inc.* (avail. Mar. 16, 1993) (concurring with exclusion of a proposal requesting that "management review the serious criticisms" of CBS's news reporting).

Moreover, both the Second Initial Proposal and the Revised Proposal are excludable under Rule 14a-8(i)(7) because they request that NBC News require its on-air employees to refrain from "demonstrat[ing] [their] continuous bias or engag[ing] in consistent overt or covert political electioneering." On numerous prior occasions, the Staff has concurred that proposals requesting action to address alleged bias in television news programs are excludable because they address ordinary business matters relating to the nature, content and presentation of programming. In *General Electric Co.* (avail. Jan. 6, 2005), the Staff concurred that GE could omit under Rule 14a-8(i)(7) a shareowner proposal requesting a study and specific actions with respect to new bias because the proposal "relat[ed] to GE's ordinary business operations (i.e., the nature, presentation and content of television programming)." *See also Walt Disney Co.* (avail. Nov. 9, 2004) (concurring that a proposal requesting that the board eliminate "liberal bias" in the company's news telecasts and political-content films by engaging in certain specified actions was excludable); *General Electric Co.* (avail. Jan. 10, 2002; *recon. denied*, Mar. 11, 2002) (concurring with the exclusion of a proposal requesting "a process by which all news programs broadcasted by the company [would] be fair and balanced to both conservatives and liberals" and that the "process, once implemented, [would] be forwarded to the stockholders for information in a manner suitable to the board"); *Capital Cities/ABC, Inc.* (avail. Mar. 16, 1993) (concurring with exclusion of a proposal requesting that "management review the serious criticisms of its news reporting with a view to adopting measures to increase public confidence in the accuracy and objectivity" as ordinary business); *General Electric Co.* (avail. Feb. 4, 1992) (concurring with the exclusion of a proposal requesting that GE's Board "take affirmative steps to eliminate the liberal bias that pervades the news programming at NBC" because it was directed to the content of news broadcasts, which constituted ordinary business); *American Broadcasting Cos., Inc.* (avail. Feb. 28, 1984) (concurring with the exclusion of a proposal requesting that directors and officers take action "to improve fairness and reduce bias in all news coverage provided by the corporation . . . and to give equal news coverage to key views of conservative leaders compared to liberal leftist causes and personalities"); *CBS Inc.* (avail. Jan. 27, 1984) (concurring with the exclusion of a proposal requesting the directors to implement a corporate policy to advance employees and monitor news broadcasts "to insure that impartiality and lack of bias is observed at all levels of the company").

B. The Initial Proposals Concern GE's Employment Practices With Respect to Non-Executive Employees.

In addition, the Initial Proposals seek to regulate programming content by imposing restrictions on who can fill on-air media positions, thereby limiting management's discretion in determining who should present the news. The Initial Proposals, therefore, involve fundamental personnel decisions. Specifically, the Initial Proposals request punitive actions against on-air NBC News employees. The First Initial Proposal would require management to terminate "those daily symbols of GE who most visibly represent the 'Values' of [GE]" and who "lack the moral and ethical integrity required by the written standards of the [GE] Corporation." The Second Initial Proposal calls for the termination of those "employees unable or unwilling to abide by . . . the responsibility of professional neutrality." Release No. 34-40018 (May 21, 1998) makes clear that decisions regarding hiring and terms of employment are "fundamental to management's ability to run a company on a day-to-day basis," and the Staff has consistently concurred that decisions about personnel actions are ordinary business matters. For example, in *Deere & Co.* (avail. Aug. 30, 1999), the Staff granted no-action relief with regard to a proposal that sought to censure the company's CEO and reduce his salary. *See also UAL Corp.* (avail. Mar. 15, 1990) (concurring with the omission of a proposal under Rule 14a-8(c)(7) regarding the censure, including a request for resignation, of the company's president and chief executive officer as ordinary business).

Moreover, the Initial Proposals would affect hiring and placement decisions, requiring that on-air employees possess certain traits as defined in the Initial Proposals. Shareowner proposals are excludable when they address workplace management, employee supervision, employee hiring and firing, personnel policies and conditions of employment, regardless of the industry of the registrant making the no-action request. As the Staff stated in *United Technologies* (avail. Feb. 19, 1993), "[a]s a general rule, the Staff views proposals directed at the company's employment policies and practices with respect to its non-executive work force to be uniquely matters relating to the conduct of the company's ordinary business operations. Thus, the Initial Proposals are excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if GE excludes the Proposals from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, GE agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to GE only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or David M. Stuart, GE's Senior Counsel, at (203) 373-2243.

Sincerely,



Ronald O. Mueller

ROM/eai
Enclosures

cc: David M. Stuart, General Electric Company
Ronald Blank

100122567_3.DOC

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT A

FROM :RJ FAX NO. :413 586 2440 Nov. 01 2006 10:23AM P1

Share Owner Proposal

RECEIVED

B. B. DENNISTON III

Submitted by:

Ronald J. Blank
POB 60396
Florence, MA 01062-0396

413 586-2440

It is proposed that all corporate legal, moral and ethical standards that apply to the officers and board members of the General Electric Corporation be applied to any paid or unpaid regular contracted on-air members of NBC, CNBC, MSNBC and other similar divisions of NBC/GE. Specifically we call for the immediate termination of those daily symbols of GE who most visibly represent the "Values" of General Electric even more openly than our Chairman and CEO. Specifically, those employees who demonstrate to the public at large via the medium of General Electric owned media and who are consistently Rude, Belligerent, Closed Minded, Hostile, Bigoted, Misanthropic and lack the moral and ethical integrity required by the written standards of the General Electric Corporation should be terminated. Where an entire division of General Electric rises to this level of inappropriate professional behavior it shall be sold off so as not to besmirch the parent corporation. When this is not possible or desirable for purely business reasons the format of this division shall be changed to meet the standards of the General Electric Corporation. General Electric is no longer known to the public by its toasters or washing machines. It is known by its media personalities and these individuals and corporate divisions must not be allowed to visibly damage the brand name and high ethical standards that the General Electric Corporation must always represent.

Ronald J. Blank
Shareholder


imagination at work

GE

Oct 19, 2006 at 10:57 ET 35.30 -0.28
FAQs | Contact Us

Values



Imagine, solve, build and lead - four bold verbs that express what it is to be part of GE. Their action-oriented nature says something about who we are - and should serve to energize ourselves and our teams around leading change and driving performance.

For more than 125 years, GE has been admired for its performance and imaginative spirit. The businesses that we invent and build fuel the global economy and improve people's lives.

Today, we are 11 technology, services and financial businesses with more than 300,000 employees in 160 countries around the world.

What unifies us? Our Actions and Values.

What we do and how we work is distinctly GE. It's a way of thinking and working that has grounded our performance for decades. It's a way of talking about our work and ourselves that takes the best from our past and expresses it in the spirit and language of GE today.

It's about who we are, what we believe, where we're headed, how we'll get there. It's how we imagine, solve, build and lead.

Imagine.
From the very beginnings of our company, when Thomas Edison was changing the world with the power of ideas, GE has always stood for one capability above all others - the ability to imagine.

Imagine is a sense of possibility that allows for a freedom beyond mere invention. Imagine dares to be something greater.

At GE, Imagine is an invitation to dream and do things that you didn't know you could do.

Because at GE the act of imagining is fused with empowerment - the confidence that what we imagine, we can make happen.

Solve.
Every business has to have a reason to exist - a reason that answers the fundamental question of "why are we here?"

For GE, the big question has a simple answer: We exist to solve problems - for our customers, our communities and societies, and for ourselves.

Shareholder Proposal # 2

Ronald J. Blank
POB 60396
Florence, MA 01062-0396

413 586-2440

We propose that no on air television cable or radio employee demonstrate his/her continuous bias or engage in consistent overt or covert political electioneering. It should be the responsibility of the President of NBC to inculcate the responsibility of professional neutrality and journalistic integrity to all employees and set forth appropriate standards that uphold this integrity. Those employees unable or unwilling to abide by these professional standards should be terminated immediately. NBC and its affiliates have a responsibility to the public and its shareholders not to favor on air one political ideology over another.



Ronald J. Blank

Shareholder

EXHIBIT B

-----Original Message-----
From: Stuart, David M (GE, Corporate) [mailto:david.m.stuart@ge.com]
Sent: Tuesday, November 14, 2006 12:10 PM
To: rjeff4[illegible]
Subject: Shareowner Proposals

Dr. Blank:

Thanks for taking the time to speak with me this morning over the telephone. As we discussed, I am forwarding several items that I hope you will consider in deciding whether to withdraw your shareowner proposals: (1) a letter outlining the procedural deficiencies in your proposals and the SEC Rule 14a-8 addressing the procedural requirements and substantive grounds for exclusion of proposals; (3) a 2002 "no action letter" from the SEC agreeing with GE's decision to exclude a proposal similar to yours; and (4) a 2005 letter from GE to the SEC addressing other similar proposals that has a lengthy discussion of the many other instances where the SEC has agreed with companies' decisions to exclude proposals similar to yours (this letter, you will see, resulted in withdrawals of the proposals).

As we discussed, if, after reviewing these materials, you choose to withdraw your proposal, I will undertake to put you in touch with an appropriate person at NBC who can address the particular issues you raised with respect to FCC regulations.

I would also appreciate a reply e-mail verifying that you have received this.

Thank you and I look forward to speaking with you again.

Sincerely yours,

David Stuart

<<Blankdefletter.pdf>> <<NBC Content.pdf>> <<NBC Content2.pdf>>



David M. Stuart
Senior Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2243
F 203 373 2523
david.m.stuart@ge.com

November 14, 2006

By e-mail (rjeff48@aol.com)
Dr. Ronald J. Blank
P.O. Box 60396
Florence, MA 01062-0396

Re: Shareowner Proposal

Dear Dr. Blank:

It was a pleasure speaking with you this morning over the telephone about your concerns with our NBC businesses. As I mentioned, we received your shareowner proposals and this letter outlines for you the procedural deficiencies in your proposals that Securities and Exchange Commission (SEC) rules require us to bring to your attention.

1. Proof of Continuous Ownership

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date the shareholder submitted the proposal. We have not received your required proof of ownership.

You must satisfy this requirement. Under Securities and Exchange Commission interpretations, sufficient proof of ownership may be in the form of:

- A written statement from the "record" holder of your shares (usually your broker or a bank) verifying that, at the time you submitted this proposal, you continuously held the shares for at least one year; or

- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and your written statement that you continuously held the required number of shares for the one-year period.

2. Multiple Proposals

In addition, pursuant to Rule 14a-8(c) under the Exchange Act, a shareowner may submit no more than one proposal to a company for a particular shareowners' meeting. You have sent two proposals in two separate letters, one entitled "Share Owner Proposal" and the other entitled "Shareholder Proposal #2". You can correct this procedural deficiency by indicating in writing which proposal you would like to submit and which proposal you would like to withdraw.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you by e-mail; I would greatly appreciate a reply e-mail verifying receipt.

Thank you.

Sincerely yours,



David M. Stuart

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

(SEC No-Action Letter)

*1 General Electric Company
Publicly Available January 10, 2002

SEC LETTER

1934 Act / s 14(a) / Rule 14a-8

January 10, 2002

Publicly Available January 10, 2002

Re: General Electric Company

Incoming letter dated December 4, 2001

The proposal requests that the board develop, implement and audit a process by which all GE news programs would be "fair and balanced to both conservatives and liberals."

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7) as relating to GE's ordinary business operations (i.e., the nature, presentation and content of television programming). Accordingly, we will not recommend enforcement action to the Commission if GE excludes the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Keir Devon Gurnbs

Special Counsel

LETTER TO SEC

December 4, 2001

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N. W.

WASHINGTON, D.C. 20549

Re: Omission of Share Owner Proposal by Richard Kurek

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934 (the "Exchange Act"), that **General Electric** Company ("GE") intends to omit from its proxy statement for its 2002 Annual Meeting the following resolution and its supporting statement (the "Proposal") which it received from Richard Kurek:

"Resolved that the shareholders of **General Electric** Company urge the board of directors to develop, implement then audit a process by which all news programs broadcasted by the company will be fair and balanced to both conservatives and liberals. The process, once implemented, will be forwarded to the stockholders for information in a manner suitable to the board."

A copy of the Proposal is attached.

The resolution in the Proposal is substantially similar to a resolution submitted for GE's 1992 proxy materials that GE "take affirmative steps to eliminate the liberal bias that pervades the news programming at NBC" (the "Mattan" proposal). In **General Electric** Company (February 4, 1992), the Staff of the Division of Corporation Finance ("Staff") concurred that the Mattan proposal was excludable under then Rule 14a-8(c)(7), noting that "the subject matter is directed to the content of news broadcasts, a matter relating to the Company's ordinary business operations."

It is GE's opinion that, pursuant to Rule 14a-8(i)(7), the current Proposal is excludable for the same reasons as the Mattan proposal. The Proposal relates to the essence of NBC's ordinary business ----- i.e., the everyday content of its news programming.

A. The Content of News Programming is a Matter Relating to a Media Company's Ordinary Business.

The Staff has consistently concurred that shareholder proposals concerning the nature, content and presentation of a company's product --- television programming in the case of GE's subsidiary, NBC --- are excludable under Rule 14a-8(i)(7) as matters relating to the conduct of ordinary business operations of broadcast networks or other media companies. In addition to allowing the exclusion of the Mattan proposal, the Staff agreed last year, in **General Electric** Company (Jan. 27, 2000), that a proposal requesting among other things more "family-friendly" programming was excludable since the nature, content and presentation of programming was part of day-to-day business operations. And, in **General Electric** Company (Feb. 1, 1999), the Staff concurred that a proposal to prohibit all unbiblical programming on NBC could be omitted from GE's proxy statement as a matter relating to its ordinary business operations.

B. The Editorial Process is a Matter Relating to a Media Company's Ordinary Business

*2 The Staff has also recognized that decisions involving editorial positions, including what programs to air, what interviews to conduct and what news events to cover are routine matters in the ordinary course of a media company's business and part of the day to day operations of a news organization.

In Gannett Co. Inc. (January 21, 1997), the Staff allowed the omission of a proposal requesting Gannett to establish a policy to prohibit its newspapers from publishing anti-Catholic and anti-Semitic material and to have such policy overseen by and ecumenical group with the ability to censure. The Staff allowed the exclusion pursuant to then Rule 14a-8(c)(7) because the proposal was directed at the "editorial and related policies for the Company's newspapers." Similarly, in separate letters, Capital Cities/ABC, Inc. and CBS, Inc. (each available March 16, 1993), the Staff concurred that a proposal requesting a management review of criticism of each company's news reporting with a view to adopting measures to increase public confidence in the accuracy and objectivity of each company's news programs could be omitted as a matter relating to ordinary business operations - "i.e., the nature, presentation and content of television news programming."

For the above reasons, GE respectfully requests the concurrence of the Staff in GE's determination to omit the Proposal from GE's 2002 proxy statement pursuant to Rule 14a-8(i)(7) because the Proposal "deals with a matter relating to the company's ordinary business," the nature, presentation and content of television news programming.

* * *

Five additional copies of this letter and the attachments are enclosed pursuant to Rule 14a-8(i)(7) under the Exchange Act. By copy of this letter, Mr. Kurek is being notified that GE does not intend to include the proposal in its 2002 proxy statement.

We expect to file GE's definitive proxy material with the Securities and Exchange Commission on or about March 8, 2002, the date on which GE currently expects to begin mailing the proxy statement to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy statement on or about February 18, 2002. GE's Annual Meeting is scheduled to be held on April 24, 2002.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,
Eliza W. Fraser

Associate Corporate Counsel

GENERAL ELECTRIC COMPANY

3135 Easton Turnpike, Fairfield, CT 06431

203-373-2442

"Resolved: The shareholders of General Electric Company urge the board of directors to develop, implement then audit a process by which all news programs broadcasted by the company will be fair and balanced to both conservatives and liberals. The process, once implemented, will be forwarded to the stockholders for information in a manner suitable to the board."

SUPPORTING STATEMENT

*3 As shareholders, we must insist on fair and balanced reporting by our company because biased news reporting is bad for business. Ratings, which determine advertising rates and revenue, have been dropping for CBS, ABC and CNN (networks accused of biased news reporting) and skyrocketing for the Fox News Channel. Although shows such as "Hannity & Colmes" and "The O'Reilly Factor" on the Fox News Channel have been receiving high marks for being unbiased, fair and balanced can be used to describe their entire news lineup.

As responsible citizens, we must insist on fair and balanced reporting by our company because of the power held by the media to influence public opinion. Influencing pubic opinion should not be the goal of our networks; it should be their goal to present all the facts then let people decide for themselves. For example:

1. When tax cuts are being criticized by liberals, news reporters can continue to express concern about the impact to deficit reduction, but they should also discuss the positive aspects of tax cuts such as personal debt reduction and economic stimulus (with potential fox increased future revenues). Present both sides then let people decide for themselves.

2. When democrats are being blamed for not increasing energy producing capacity in California, news reporters should remind the public that a republican ex-governor is equally at fault.

3. When senate majority leader Daschle is given air time accusing republicans of dipping into the social security trust fund, the news reporters should remind the public that this was done for the last 8 years during the Clinton administration and is nothing new.

While I do not think Tom Brokaw is as blatantly biased as anchors at ABC, CBS and CNN, his and Katie Couric's conduct during the last presidential election was disappointing at best. It was clear to me who their candidate was. Their salary, position and power (to influence) demand that they report news in a professional and unbiased manner. Recent statements from Mr. Brokaw referring to President Clinton and "I have had Bill Clinton on my mind a lot today" are disrespectful to President Bush and those that approve of the job Mr. Bush is doing. Unprofessional behavior at their level should be met with severe punishment and dismissal if necessary. This type of conduct causes ratings and subsequently advertising revenues to drop.

I urge those not convinced to watch one episode of Hannity (the conservative) & Colmes (the liberal) before voting.

Because biased reporting is bad for business and the country, I urge you to vote for this proposal.

ENCLOSURE

September 28, 2001

BENJAMIN W. HEINEMAN, JR. SECRETARY

GENERAL ELECTRIC COMPANY

FAIRFIELD, CT 06431

Dear Mr. Heineman:

My wife and I own approximately 190 General Electric shares held in the GE stock direct plan, which we initially opened in 1995. For verification purposes, our account number is 1002595799, which I believe to be a Bank of New York generated number. We are long term holders of General Electric stock and will continue to be will beyond the next annual meeting.

*4 I am concerned with the biased news reporting that has become increasingly obvious in the last few years and therefore have enclosed a share owner proposal to be voted on during the next annual meeting to address this issue. I believe I have met the SEC rule 14a-8 requirements as well as other requirements outlined by Pauline Berardi in her letter to me dated January 8, 2001.

I appreciate how easy you have made it to submit a proposal. I wouldn't have expected it any other way; General Electric is a world class company. If you would like the electronic version of my proposal, you can contact me weekdays at 757-688-0614.

Sincerely,
Richard Kurek

2002 WL 32074856 (S.E.C. No - Action Letter)

END OF DOCUMENT

(SEC No-Action Letter)

*1 General Electric Co.
Publicly Available January 6, 2005

SEC LETTER

1934 Act / s 14(a) / Rule 14a-8

1934 Act / s 14(a)

January 6, 2005

Publicly Available January 6, 2005

RONALD O. MUELLER

GIBSON, DUNN & CRUTCHER LLP

1050 CONNECTICUT AVENUE, N.W.

WASHINGTON, DC 20036-5306

Re: General Electric Company

Incoming letter dated December 10, 2004

Dear Mr. Mueller:

This is in regard to your letter dated January 6, 2005 concerning the shareholder proposal submitted by Bobby D. Collins for inclusion in GE's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that GE therefore withdraws its December 10, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Robyn Manos

Special Counsel

LETTER TO SEC

January 6, 2005

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Shareowner Proposals from Bobby D. Collins regarding Media Operations; Securit-
ies

Exchange Act of 1934--Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:
This letter confirms on behalf of our client, **General Electric** Company ("GE"), that we are withdrawing the no-action request notifying the Commission of GE's intention to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting a shareowner proposal and the statement in support thereof submitted by Bobby D. Collins, as a result of the GE's receipt of a letter from Mr. Collins to the Division of Corporation Finance, dated December 17, 2004, that he withdraws his shareholder proposal. A copy of the letter that Mr. Collins provided GE is attached hereto.

If any questions arise regarding this matter, please do not hesitate to call me at (202) 955-8671.

Sincerely,
Ronald O. Mueller

ENCLOSURE

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N.W.

WASHINGTON, D.C. 20549

Re: Shareowner Proposals regarding Media Operations Securities Exchange Act of
1934--Section

14(a), Rule 14a-8

Dear Ladies and Gentlemen:
This letter is to inform you that it is the intention of our client, **General Electric** Company ("GE"), to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") two shareowner proposals and the statements in support thereof (collectively, the "Proposals") relating to the broadcast content and policies of GE's television operations. As a matter of background, NBC News is a division of NBC Universal, Inc., a majority-

owned subsidiary of GE, and MSNBC is a joint venture between NBC Universal and Microsoft Corporation. News programming operations for the NBC Television Network are conducted under NBC News.

*2 Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to each of the proponents, informing them of GE's intention to omit their respective Proposals from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE files its definitive 2005 Proxy Materials with the Commission. On behalf of GE, we hereby agree to promptly forward to the proponents any Staff response to this no-action request that the Staff transmits by facsimile to GE only.

THE PROPOSALS

The Proposals are as follows:

• A proposal received from William A. Grab and Anne E. Grab (the "Grab Proposal"). The Grab Proposal requires that GE conduct a review of NBC, NBC News and MSNBC to determine whether or not "there is a political bias being injected into the coverage and reporting of the news." The Grab Proposal also requires that GE review NBC, NBC News and MSNBC's policies and guidance regarding news coverage and reporting standards and criteria; bias charges with respect to news anchor comments and show content; policies regarding selection of news stories, story duration, time slotting of the coverage, camera angles and scripting; and hiring policies for news anchors and news content decision makers, including whether political affiliation and social beliefs are part of the hiring process. The Grab Proposal further requests that NBC, NBC News and MSNBC rectify any problems identified in the review; conduct monthly surveys to monitor the public's perception of news bias; impose "punitive" action against NBC, NBC News and MSNBC senior management if any perceived bias is not corrected; and publicize the outcome of the review. The Grab Proposal, as revised by the Grabs pursuant to correspondence with GE described in part II of this letter, and related correspondence are attached hereto as Exhibit A.

• A proposal received from Bobby D. Collins (the "Collins Proposal"). The Collins Proposal requires that GE's Board of Directors publicly state its policies on race and guest courtesy regarding MSNBC's television program "Hardball" on the air, that GE's Board of Directors and Chris Matthews (host of "Hardball") issue a written apology to Reverend Al Sharpton and that Robert C. Wright (Chairman of NBC Universal, Inc.) be "publicly admonished for not taking a serious attitude about the racial policies of the General Electric Company." The Collins Proposal and related correspondence are attached hereto as Exhibit B.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of GE's intention to exclude the Proposals from the 2005 Proxy Materials, and we respectfully request that the Staff concur in our views that each of the Proposals properly may be excluded under Rule 14a-8(i)(7), because they each deal with matters relating to GE's ordinary business operations. While we believe that Rule 14a-8(i)(7) provides an adequate basis for exclusion of each of these letters, we also are of the view that the Grab Proposal may be excluded under Rule 14a-8(f)(1) because the Grabs did not provide requisite proof of continuous stock ownership in response to GE's request for such information within fourteen days after being notified thereof, and that the Grab Proposal and the Collins Proposal may be excluded unless revised pursuant to Rule 14a-8(i)(1) because they are not proper subjects for action by shareowners under New York law We also believe that, unless revised, the Collins Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements in violation of Rule 14a-9. Our analysis of these bases of exclusion with respect to each of the Proposals is set forth below.

ANALYSIS

I. The Proposals May Be Excluded Under Rule 14a-8(i)(7) Because They Address Matters Related to GE's Ordinary Business Operations.

*3 Under well-established precedent, we believe that GE may exclude the Proposals pursuant to Rule 14a-8(i)(7) because they deal with matters relating to the GE's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Id. The second consideration is the degree the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." Id. (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Such micromanagement may occur where a proposal "seeks to impose specific... methods for implementing complex policies." Id.

The nature, content and presentation of broadcast and cable television programming and similar media operations implicate exactly the type of day-to-day management decisions that are excluded from the shareowner proposal process under Rule 14a-8(i)(7). The Proposals seek shareowner action on matters relating to the conduct of ordinary business operations of NBC News. NBC News's primary purpose is the delivery of news and information to its viewers. In fulfilling this mission, it is the daily function of NBC News to gather and disseminate news and information. In so doing, the management of NBC News must make decisions as to what constitutes news, which news should be broadcast, the content of the news, how that news should be researched, reported and presented, as well as which professionals should be assigned to develop, analyze and present the news.

As part of its ordinary business operations, NBC News has the responsibility for preparing a fair and accurate presentation of the news both on the NBC Television Network and on MSNBC on cable. NBC News' management is dedicated to covering and presenting the news thoroughly, fairly and accurately. The management of NBC News is also responsible for monitoring broadcasts to insure accuracy and objectivity. The executive-producer of each NBC News program is responsible for correcting any errors that may occur on that program. The senior management, through the executive producer of NBC News for standards, who is independent of all the programs, is charged with investigating allegations of inaccuracy or unfairness. If remedial action is indicated by an investigation, then it is taken immediately.

*4 The Staff has consistently issued no-action advice under the "ordinary business" exclusion of Rule 14a-8(i)(7) and its predecessor Rule 14a-8(c)(7) concurring that the nature, content and presentation of media programming relate to ordinary business matters. See, e.g., **General Electric** Company (avail. Feb. 1, 1999) (Staff concurrence with the exclusion of a proposal requesting that GE's board prohibit all unbiblical programming by NBC and reprimand a particular employee on the basis that it related to the content of programming). The Staff has also recognized that editorial decisions regarding what programs to produce, air or distribute are routine matters in the ordinary course of a media company's business and part of the day-to-day operations of a media and news organization. See, e.g., CBS, Inc. (avail. Mar. 16, 1993) (concurring with the exclusion of a proposal requesting that "management review the serious criticisms" of CBS's news reporting); AT&T Corp. (avail. Feb. 21, 2001) (concurrence with the exclusion under the "ordinary business" standards of a proposal requesting a review of the company's policies for involvement in the pornography industry and an assessment of the potential financial, legal, and public relations liabilities (i.e., the nature, presentation and content of cable television programming)).

Where proposals request that companies prepare reports on aspects of their business, the Staff "will consider whether the subject matter of the special report... involves a matter of ordinary business" and "where it does, the proposal will be excluded." See Release No. 34-20091 (Aug. 16, 1983). Likewise, the Staff has indicated, "where the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business... it may be excluded under Rule 14a-8(i)(7)." Johnson Controls, Inc. (avail. Oct. 26, 1999). Thus, when proposals seek a report or additional disclosures pertaining to the nature, content and presentation of broadcast and cable television programming, the Staff has permitted the proposals to be excluded. See, e.g., **General Electric** Company (avail. Jan. 27, 2000) (Staff concurred with the exclusion of a proposal requesting that GE's board prepare a report to shareowners as to why NBC did not provide full content ratings for programming, an assessment as to the suitability of NBC programs for children and any plans that GE had to make programs more family friendly as constituting ordinary course of business matter relating to the nature, presentation and content of programming); **General Electric** Company (avail. Feb. 2, 1993) (Staff concurred with the exclusion of a proposal requesting that GE prepare a report on policies regarding the presentation of role models in its television programming as constituting ordinary course of business matter relating to the nature, content and presentation of television programming).

*5 Accordingly, because each of the Proposals goes to the heart of NBC News' managerial conduct, based on the precedent above and as explained in more detail below, the Staff's precedent supports the conclusion that each of the Proposals implicates ordinary business matters within the meaning of Rule 14a-8(i)(7).

A. The Grab Proposal.

The Grab Proposal contains a number of resolutions requesting that GE conduct a review, among other things, to determine whether there is bias in the news of NBC, NBC News and MSNBC; rectify problems identified in the review; conduct monthly surveys to monitor the public's perception of news bias and impose "punitive" action against NBC, NBC News and MSNBC senior management if any perceived bias is not corrected; and publicize the outcome of the review.

On numerous prior occasions, the Staff has concurred that proposals requesting action to address alleged bias in television news programs are excludable because they implicate ordinary business matters relating to the nature, content and presentation of programming. Most recently, in The Walt Disney Company (avail. Nov. 9, 2004), the Staff concurred with the exclusion of a proposal requesting that the board eliminate "liberal bias" in the company's news telecasts and political-content films by engaging in certain specified actions on the basis that the proposal related to ordinary business - i.e., the nature, presentation and content of programming and film production. The Staff's concurrence in The Walt Disney Company is just the most recent example in a long line of letters that include Capital Cities/ABC, Inc. (avail. Mar. 16, 1993) (Staff concurred with exclusion of a proposal requesting that "management review the serious criticisms of its news reporting with a view to adopting measures to increase public confidence in the accuracy and objectivity" as ordinary business); American Broadcasting Companies, Inc. (avail. Feb. 28, 1984) (Staff concurred with the exclusion of a proposal requesting that directors and officers take action "to improve fairness and reduce bias in all news coverage provided by the corporation... and to give equal news coverage to key views of conservative leaders compared to liberal leftist causes and personalities" as relating to ordinary business operations (i.e., the presentation and preparation of news broadcasts)); CBS Inc. (avail. Jan. 27, 1984) (Staff concurred with the exclusion of a proposal requesting the directors to implement a corporate policy to advance employees and monitor news broadcasts "to insure that impartiality and lack of bias is observed at all levels of the company" as relating to ordinary business of preparation and presentation of news broadcasts).

Likewise, the Staff previously has concurred that GE could exclude proposals seeking to address alleged bias in news and media programming. In **General Electric Company** (avail. Jan. 10, 2002; recon. denied Mar. 11, 2002), the Staff concurred with the exclusion of a proposal that is substantially similar to the present one. The proposal requested that the GE Board develop, implement and audit "a process by which all news programs broadcasted by the company [would] be fair and balanced to both conservatives and liberals" and that the "process, once implemented, [would] be forwarded to the stockholders for information in a manner suitable to the board." In concurring with the exclusion of the proposal under Rule 14a-8(i)(7), the Staff indicated that the proposal related to the nature, presentation and content of television programming. See also **General Electric** Company (avail. Feb. 4, 1992) (Staff concurred with the exclusion of a proposal requesting that GE's Board "take affirmative steps to eliminate the liberal bias that pervades the news programming at NBC" because it was directed to the content of news broadcasts, which constituted ordinary business).

*6 The well-established precedents cited in the preceding two paragraphs demonstrate that the Grab Proposal is excludable under Rule 14a-8(i)(7). As with the proposals cited above, the Grab Proposal requires GE to undertake a review to determine if "there is a political bias being injected into the coverage and reporting of the news" and to analyze the "Bias charges regarding anchor comments and show content." Accordingly, because the Grab Proposal is explicitly directed at the "content", and because it attempts to address alleged bias in GE's news broadcasts, the Grab Proposal encroaches upon a matter that pertains to GE's ordinary business.

In addition, the Grab Proposal directs that the GE board of directors take punitive actions against senior management of NBC, NBC News and MSNBC if a specified level of perceived bias is maintained at the media operations after a specified number of months. Release No. 34-40018 (May 21, 1998) made it clear that decisions regarding hiring and terms of employment are "fundamental to management's ability to run a company on a day-to-day basis" and the Staff has consistently concurred that decisions about personnel actions are ordinary business matters. For example, in Deere & Company (avail. Aug. 30, 1999), the Staff granted no-action relief with regard to a proposal that sought to censure the company's CEO and reduce his salary. See also UAL Corp. (avail. Mar. 15, 1990) (Staff concurring with the omission of a proposal under Rule 14a-8(c)(7) regarding the censure, including a request for resignation, of the company's president and chief executive officer as ordinary business). In fact, the Staff has consistently sanctioned the exclusion of proposals dealing with workplace management, employee supervision, employee hiring and firing, personnel policies and conditions of employment, regardless of the industry of the registrant making the no-action request. As the Staff stated in United Technologies (avail. February 19, 1993), "[a]s a general rule, the Staff views proposals directed at the company's employment policies and practices with respect to its non-executive work force to be uniquely matters relating to the conduct of the company's ordinary business operations. Examples of the categories that have been deemed to be excludable on this basis are... employee hiring and firing...."

As with these proposals, the Grab Proposal addresses those matters that are "uniquely matters relating to the conduct of [GE's] ordinary business operations." Specifically, the Grab Proposal seeks to micro-manage GE by specifying particular employment and termination standards and by requiring GE to implement a system in which the senior management of NBC, NBC News and MSNBC will be subject to "punitive action" pursuant to the results of a national survey of perceived bias. Therefore, because the Grab Proposal explicitly impinges upon a matter that the Staff has consistently concurred to be part of a company's ordinary business operations, the Grab Proposal is excludable pursuant to Rule 14a-8(i)(7).

B. The Collins Proposal.

*7 The Collins Proposal requests that the GE Board of Directors publicize its policies on race and "guest courtesy" regarding MSNBC's Hardball program "on air," that the GE Board of Directors and Mr. Matthews issue a written apology to Reverend Al Sharpton and that Mr. Wright be "publicly admonished for not taking a serious attitude about the racial policies of the General Electric Company."

As with the Grab Proposal, the Collins Proposal relates to ordinary business operations. On a number of occasions, the Staff has concurred that Rule 14a-8(i)(7) allows companies to exclude shareowner proposals seeking to influence the content of television programming when the proponents disagreed with the views expressed by on-air personalities. The Collins Proposal is clearly an expression of Collins's disagreement with Mr. Chris Matthews' views and is therefore ordinary business. Likewise, the provision in the Collins Proposal that Mr. Chris Matthews issue a written apology to Reverend Sharpton and that the GE Board of Directors "publicly admonish" Mr. Wright, implicate ordinary business matters by addressing the evaluation and supervision of employees. These positions are supported by the prior Staff concurrence that GE could exclude a proposal requesting that GE's Board of Directors prohibit all "unbiblical programming" and that Katie Couric be given a "public reprimand and a two week suspension" as ordinary business (content of programming). **General Electric** Company (avail. Feb. 1, 1999). Similarly, in **General Electric** Company (avail. Jan. 21, 1998), the Staff granted no-action relief with respect to a proposal requesting that NBC follow a code regarding "special sensitivity" in the use of material relating to sex, race, color, age, creed, religion or national or ethnic origin on the basis that it related to the ordinary business function of the content of programming. See also Gannett Co., Inc. (avail. Jan. 21, 1997) (concurrence with the exclusion of a proposal that related to the company establishing a policy prohibiting any of the company's newspapers from publishing anti-Catholic or anti-Semitic materials, which policy would be implemented by an ecumenical group with power to censure as constituting ordinary business (editorial and related policies for the company's newspapers)).

Accordingly, based on the strong precedent regarding the ordinary business nature of the content of television programming and disagreements with the views expressed by on-air personalities, as well as the censure and discipline of employees, we believe that the Collins Proposal may be omitted from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7).

C. Because They Implicate Ordinary Business Matters, the Proposals Are Excludable in Their Entirety.

The concerns raised in the Grab Proposal and the Collins Proposal do not raise any significant policy issues, but instead seek to micromanage the company's business. Indeed, in addition to political bias, the Grab Proposal requests that the Board review NBC, NBC News and MSNBC's policies and guidance regarding news coverage and reporting standards and criteria; policies regarding selection of news stories, story duration, time slotting of the coverage, camera angles and scripting; and hiring policies for news anchors and news content decision makers. Similarly, the Collins Proposals would require GE and certain of its employees to make specific public statements. All of these matters are ordinary business to NBC, NBC News and MSNBC.

Even if certain aspects of the Grab Proposal and the Collins Proposal were to be viewed as touching upon significant issues, the Proposals are still properly excluded in their entirety pursuant to Rule 14a-8(i)(7) because they specifically address a number of aspects of GE's ordinary business operations, as demonstrated under the substantial precedent cited above. See, e.g., Medallion Financial Corp. (avail. May 11, 2004) ("There appears to be some basis for your view that Medallion may exclude the proposal under rule 14a-8(i)(7) relating to its ordinary business operations. We note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Medallion omits the proposal from its proxy materials in reliance on 14a-8(i)(7)"); Wal-Mart Stores, Inc. (March 15, 1999) (proposal simultaneously seeking a report on labor practices and calling for wage adjustments excluded solely as a result of the wage adjustment portion of the proposal). Thus, even if the Grab Proposal or the Collins Proposals were deemed to implicate policy issues, they nonetheless are excludable because the Proposals also address matters that implicate GE's ordinary business operations.

II. The Grab Proposal May Be Excluded Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponents Did Not Timely Provide the Requisite Proof of Continuous Stock Ownership in Response to GE's Request for that Information.

*8 We believe that GE may exclude the Grab Proposal under Rule 14a-8(f)(1) because the Grabs did not substantiate their eligibility to submit the Grab Proposal under Rule 14a-8(b) in a timely manner. Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner submits] the proposal." The Grabs submitted the Grab Proposal to GE by a letter dated October 29, 2004 that was received by GE on November 2, 2004. This letter did not include evidence demonstrating that the Grabs satisfied Rule 14a-8(b). See Exhibit C. Moreover, the Grabs do not appear in the records of GE's stock transfer agent as shareowners of record. Accordingly, in a letter dated November 3, 2004, which was sent within 14 days of GE's receipt of the Proposal, GE informed the Grabs of the requirements of Rule 14a-8(b), stated the type of documents that constitute sufficient proof of eligibility, and indicated that the Grabs' response had to be postmarked within 14 days of their receipt of GE's letter. A copy of GE's letter to the Grabs is attached hereto as Exhibit D. In addition, GE enclosed with its notice of deficiency a copy of Rule 14a-8, which also sets forth the manner in which the Grabs could submit adequate information. GE's November 3 letter was sent to the Grabs via overnight delivery, and GE has confirmation from the courier company that the letter was delivered to the Grabs on November 4, 2004. A copy of the confirmation from the courier company, Federal Express, is attached hereto as Exhibit E. Subsequently, on November 5, 2004, GE informed the Grabs in a letter that their shareowner proposal exceeded the 500 word limitation set forth in Rule 14a-8(d). A copy of that letter is attached hereto as Exhibit F. Notwithstanding the Grabs' receipt of GE's notice of deficiency, the Grabs did not within 14 days provide proof of beneficial ownership satisfying the requirements of Rule 14a-8(b). On November 19, 2004, more than 14 days after the Grabs received GE's November 3 letter, the

Grabs responded to it and to GE's November 5 letter by providing the required proof of ownership and revising their proposal. A copy of the Grab's November 19, 2004 letter and a copy of the Grabs' envelope postmarked November 19, 2004, are attached hereto as Exhibit G. GE received the Grabs' November 19, 2004 letter on November 24, 2004.

Rule 14a-8(f) provides that a company may exclude a shareowner proposal if the proponent fails to provide evidence that he or she has satisfied the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. GE satisfied its obligations under Rule 14a-8 in its November 3 letter to the Grabs, which clearly stated:

*9 • the ownership requirements of Rule 14a-8(b)(1);

• the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b)(2)(i) and (ii); and

• that the Grabs' response had to be postmarked within 14 days after their receipt of GE's letter.

GE's notice also satisfied the standards set forth in Staff Legal Bulletin No. 14B ("SLB 14B"), published on September 15, 2004. In SLB 14B, the Staff indicated that if a company cannot determine whether a shareowner proponent satisfies Rule 14a-8's ownership requirements, the company should request that the shareowner provide proof of ownership that satisfies Rule 14a-8's requirements. In that regard, SLB 14B indicates that companies should use language that tracks Rule 14a-8(b), which states that the proponent must prove its eligibility by submitting either:

• a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareowner proponent submitted the proposal, the shareowner proponent continuously held the securities for at least one year; or

• a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareowner proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the shareowner proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

As seen in Exhibit D, GE's November 3 letter contained this language, and thus provided the Proponents with appropriate notice regarding the ownership information that was required and the manner in which the Proponents must comply with the requirements of Rule 14a-8(b). SLB 14B also recommends that companies consider including a copy of Rule 14a-8 with such notice of defects, which GE did in its November 3 letter.

On numerous occasions, the Staff has taken a no-action position concerning a company's omission of a shareowner proposal based on a proponent's failure to provide evidence of his or her eligibility under Rules 14a-8(b) and (f)(1). See Intel Corporation (avail. Jan. 29, 2004); Motorola, Inc. (avail. Sept. 28, 2001); Target Corp. (avail. Mar. 12, 2001); Saks Inc. (avail. Feb. 9, 2001); Johnson & Johnson (avail. Jan. 11, 2001). The Staff has extended a proponent's correction period beyond 14 days upon finding deficiencies in the company's communication. See, e.g., Sysco Corp. (avail. Aug. 10, 2001); General Motors Corp. (avail. Apr. 3, 2001) (extending the correction period because the company's notice did not adequately describe the documentation required under Rule 14a-8(b)). In the present case, we do not believe that an extension of the response period is warranted because GE's November 3 letter notifying the Proponents of the need to present satisfactory evidence supporting their beneficial ownership of GE's stock fully complied with the requirements of Rule 14a-8(f)(1) and SLB 14B. Accordingly, we believe that GE may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

III. The Grab Proposal and the Collins Proposal May Be Excluded or Should be Revised Under Rule 14a-8(i)(1) Because the Proposals Are Not a Proper Subject for Action By Shareowners under New York Law.

*10 The Grab Proposal and the Collins Proposal properly may be omitted pursuant to Rule 14a-8(i)(1), which permits the omission of a shareowner proposal if the proposal is "not a proper subject for action by shareholders under the jurisdiction of the company's organization." The Grab Proposal is not stated in precatory language such that the Grab Proposal requests or recommends action. Rather, the Grab Proposal mandates that certain actions be taken: that GE will undertake a review to determine whether there is a political bias in news reporting; that GE initiate an outside review to determine company policy regarding the selection of news stories, the hiring policies for news anchors and news decision makers among others; and that GE implement a monthly, nation survey, "soliciting the reaction of the viewing public to NBC News coverage."

Similarly, the Collins Proposal is not stated in precatory language such that the Collins Proposal requests or recommends actions. Rather, the Collins Proposal mandates that the Board and Mr. Chris Matthews issue a written apology to Reverend Al Sharpton; that Mr. Robert C. Wright be "publicly admonished" for "not taking a serious attitude about the racial policies of General Electric Company"; and that the Board publicly state its policies on race and guest courtesy "on air."

GE is incorporated under New York law. Section 701 of the New York Business Corporation Law ("NYBCL") provides that "the business of a corporation shall be managed under the direction of its board of directors" subject to specified powers that must be contained in the certificate of incorporation. In the present case, neither the NYBCL nor GE's certificate of incorporation, as amended, restrict GE's board of directors in any way that is relevant to the Grab and Collins Proposals' requirements, respectively. Consequently, because the Grab Proposal and the Collins Proposal do not allow the GE Board to exercise its judgment in managing GE, they are not a proper subject for action by the shareowners under the laws of the State of New York.

The Staff has consistently concurred with the view that a shareowner proposal that mandates or directs a company's board of directors to take certain action is inconsistent with the authority granted to a board of directors under state law and thus violative of Rule 14a-8(i)(1). For example, in International Paper (avail. Mar. 1, 2004), the Staff concurred that a shareowner proposal requiring that none of the five highest paid executives and any non-employee directors receive future stock options could be omitted from the company's proxy materials under Rule 14a-8(i)(1) as an improper subject for shareowner action under the NYBCL, if the proponent failed to provide the company with a proposal recast as a recommendation or request to the board of directors. See also Longview Fibre Co. (avail. Dec. 10, 2003) (indicating that a proposal requiring the board of directors to split a corporation into distinct entities was excludable under Rule 14a-8(i)(1) if the proponent did not provide the company, within seven days after receipt of the Staff's response, with a proposal recast as a recommendation or request); Phillips Petroleum Co. (avail. Mar. 13, 2002) (indicating that a proposal relating to an increase of 3% of the annual base salary of the company's chairman and other officers could be omitted from the company's proxy materials under Rule 14a-8(i)(1) as an improper subject for shareowner action under applicable state law, if the proponent did not provide the company, within seven days after receipt of the Staff's response, with a proposal recast as a recommendation or request).

*11 For purposes of this letter, as a member in good standing admitted to practice before courts in the State of New York, I am of the opinion that the Proposal is not a proper subject for action by GE's shareowners under the laws of the State of New York. Therefore, we believe that the Grab Proposal and the Collins Proposal may be omitted from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(1). In the alternative, even if the Staff concludes that the Grab Proposal or the Collins Proposal is not properly excludable under Rule 14a-8(i)(1), we respectfully request that the Staff require the Grab Proposal and the Collins Proposal to be revised as a recommendation or request and concur with our view that the Grab Proposal and the Collins Proposal may be excluded if they are not respectively revised as a recommendation or request within seven days of the proponent's receipt of the Staff's response.

IV. The Collins Proposal Is Excludable in its Entirety, or Alternatively, Must be Revised Pursuant to Rule 14a-8(i)(3) Because the Collins Proposal Contains Materially False and Misleading Statements in Violation of Rule 14a-9.

Should the Staff determine that the Collins Proposal is not excludable under either Rule 14a-8(i)(7) or Rule 14a-8(i)(1), we respectfully request that the Staff either concur in the exclusion of certain statements in accordance with Rule 14a-8(i)(3) because the Collins Proposal contains statements that are materially false or misleading in violation of Rule 14a-9.

In the supporting statement, the Collins Proposal indicates that Mr. Matthews "did publicly invoke racists [sic] and demeaning comments directed at the Reverend Al Sharpton" and that Collins did not believe that "Mr. Matthews should invoke racists [sic] and demeaning remarks to any individual on a national program owned in part by the General Electric Company...." In Staff Legal Bulletin No. 14B ("SLB 14B"), published on September 15, 2004, the Staff clarified its views regarding when modifications or exclusions of proposals or supporting statements are appropriate under Rule 14a-8(i)(3). Specifically, SLB 14B indicates that modification or exclusion is appropriate, among other things, when the proposal includes statements that directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation.

Consistent with SLB 14B, we believe that the characterization of Mr. Matthews' remarks as racist and demeaning directly impugns Mr. Matthews' character, integrity and personal reputation and is without factual foundation. In prior no-action precedent, the Staff has concurred that statements impugning character, integrity or reputation or alleging improper, illegal or immoral conduct without factual foundation are misleading and may be excluded under Rule 14a-8(i)(3). See, e.g. Philip Morris Cos. Inc. (avail. Feb. 07, 1991); Standard Brands (avail. Mar. 12, 1975); Idacorp, Inc. (avail. Jan. 9, 2001). In Philip Morris, the proposal contained a resolution requiring the company to "immediately cease contributing money or aiding in any way politicians, individuals, or organizations that advocate or encourage bigotry and hate." The Staff concurred with the omission of the proposal due, in part, on statements in the supporting statement that impugned the character of the company's management and others. In Standard Brands (avail. Mar. 12, 1975), the Staff concurred with the exclusion of a proposal where the supporting statement contained a reference to "economic racism." The Staff noted that this reference "would seem to impugn the character, integrity and reputation of the company by implying, without the necessary factual support required by Rule 14a-9, that the company is one of those entities which would be prohibited under [a lawsuit] from further practicing economic racism."

*12 While the nature of the program "Hardball" involves Mr. Matthews aggressively challenging comments made by his guests, we believe that it is inappropriate and inaccurate for Collins to assert that Mr. Matthews' comments were "racist" and "demeaning." Because these statements directly impugn Mr. Matthews' character, integrity and personal reputation, we respectfully request that the Staff require the exclusion of all references to Mr. Matthews as having made racist and demeaning remarks.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes each of the Proposals from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,
Ronald O. Mueller

ENCLOSURE

December 17, 2004

OFFICE OF THE CHIEF COUNSEL

DIVISION OF CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET N. W.

WASHINGTON, DC 20549

Re: Shareowner Proposals regarding Media Operations

Securities Exchange Act of 1934 - Sec. 14(a), Rule 14a-8

Gentlemen/Ladies:

On behalf of myself, I strongly disagree with Mr. Ronald O. Mueller of the law firm of Gibson, Dunn and Crutcher LLP on the subject matter of my shareholder proposal to the **General Electric** Company regarding comments made on MSNBC. Copy enclosed in Mr. Mueller's package to you.

Mr. Mueller's interpretation of 14a-8 (l)(7) suggests that it is not the ordinary business of GE's operations to not monitor and counsel it's employees and management in matters pertaining to racism. If GE does not monitor such matters then who does? The citizens of the U. S. own the airwaves and not GE or any other entity.

If I interpret Mr. Mueller's comments correctly then it is allowable for GE, since GE can exclude proposals seeking to address alleged bias in news and media programming. Let me state inequitably, that Counsel (SEC) view this video of the encounter between the Rev. Sharpton and Mr. Matthews. You make the decision.

For Mr. Mueller to suggest that I impugned Mr. Matthews integrity is very immature and childish. I believe that Mr. Matthews "treatment" of Rev. Sharpton was demeaning. It was also demeaning to African-Americans who live in my village and I would suggest it was demeaning to other African-Americans. I have noted since the incidence, under discussion, that Mr. Matthews has had Rev. Sharpton on his "show" and treated him as well as, if not better and more respectable, than in the incident in question.

Let me also let you and Mr. Mueller know that I still watch Mr. Matthews "Hardball". He is a real professional and asks the right questions especially when a guest digressed from answering Chris' questions. Also let me inform you that I have many witnesses as to my admiration and respect for Chris Matthews!

***13** I firmly believe that this was a one-time incident on the part of Mr. Matthews and GE and it's news divisions. I am also sure that there are people in this country who jumped with "glee" when Rev. Sharpton was "dressed-down" by Chris Matthews. So be it as they are entitled to their bigoted and prejudiced character. As you know, character can be good or bad even with those among the legal profession.

This whole "stinking" incident could have been avoided if only GE management would have acknowledged my concern in my original letter dated 8/1/04. Unfortunately, they chose not to do so.

Far be it for me to even try to interfere with the ordinary business of the General Electric Company's day to day business operations but I do know racists and demeaning remarks when I hear them.

I sincerely hope that the GE Company does not consider racism as "ordinary business" and that they consider racism as an important issue. I know for a fact that GE is very aware and pays alert attention to matters of racism. It would be "dumb" in this day not to have policies and procedures to eliminate any vestiges of racism.

Whether you, me, or Mr. Mueller like it or not, we are all racists. There are a lot of good articles on this subject that I plan to forward to Mr. Mueller, which I have ordered for him.

Counsel, for your information, and for Mr. Thomas J. Kim, Corporate and Securities Counsel for GE, I am withdrawing my shareholder proposal because I feel strongly that I have made my point and that the GE Company has raised it's level of awareness regarding racists and demeaning remarks.

Also, Mr. Jeffery Immelt forwarded a copy of my letter to Mr. Richard Kaplan - President/General Manager of MSNBC. My letter was dated October 13, 2004. Mr. Kaplan's letter of December 8, 2004 last statement "However, I want to assure you that we take your concerns seriously and will keep them in mind as we continue to build MSNBC.

By the way could you supply me with the address of the Washington DC Bar Association. I might want to file a complaint.

Most respectfully,
Bob Collins

2005 WL 147020 (S.E.C. No - Action Letter)

END OF DOCUMENT

EXHIBIT C

From: Stuart, David M (GE, Corporate) [mailto:david.m.stuart@ge.com]
Sent: Tuesday, November 14, 2006 2:29 PM
To: Rjeff48@aol.com
Subject: RE: Shareowner Proposals

Dr. Blank:

Thank you for the confirmation.

Dave

-----Original Message-----
From: Rjeff48@aol.com [mailto:Rjeff48@aol.com]
Sent: Tuesday, November 14, 2006 2:25 PM
To: Stuart, David M (GE, Corporate)
Subject: Re: Shareowner Proposals

Dear David:

I received your information and will look over it during the next several days before getting back to you. Thanks much. Ron Blank

EXHIBIT D

FAX 11/28/06
203 373-2523

Share Owner Proposal

Submitted by:

Ronald J. Blank
POB 60396
Florence, MA 01062-0396

413 586-2440

It is proposed that all corporate legal, moral and ethical standards that apply to the officers and board members of the General Electric Corporation be applied to any paid or unpaid regular contracted on-air members of NBC, CNBC, MSNBC and other similar divisions of NBC/GE. Specifically we propose that no on air television network, cable tv or radio employee demonstrate his/her continuous bias or engage in consistent overt or covert political electioneering. We believe that the General Electric Corporation and its subsidiaries have a responsibility to the public and its shareholder not to use public airways and media to attempt to influence the governance and political process of the country within which it does business except where legally allowed and prescribed. It shall be the responsibility of the Chairman, the Board and the employees of the Corporation to adhere to the highest ethical standards set forth in writing in the General Electric "Values" ; and to see to it that its employees follow the same corporate responsibilities

Ronald J. Blank
Shareholder

EXHIBIT E


Fidelity
INVESTMENTS


FIDELITY
PRIVATE
ACCESS

November 15, 2006

Mr. Ronald J. Blank

Dear Mr. Blank:

Thank you for recently contacting Fidelity Investments.

Please accept this letter as confirmation that from January 15, 2004 through last night's close, you have held shares of General Electric, GE, with a value greater than $2,000.00.

I hope you find this information helpful. If you have any questions regarding this issue, please contact me directly at 800-854-8706, extension 27917 and I would be happy to assist you. For any other issues or general inquiries, please contact any Fidelity representative at 800-544-6666. Thank you very much for your business.

Sincerely,

Alan Radin

Alan Radin
Client Service Specialist

500 Salem Street OS2S
Smithfield, RI 02917

Phone: 800 544-5704

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter received December 8, 2006

The proposal relates to content of programming.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of GE's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GE relies.

Sincerely,



Ted Yu
Special Counsel

END